EMGOLD MINING CORPORATION

(the "Company")

Suite 1400, 570 Granville Street
Vancouver, British Columbia  V6C 3P1
Telephone:  604-687-4622
Fax:  604-687-4212

INFORMATION CIRCULAR
(as at October 12, 2011, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on Wednesday,  November 16, 2011 and at any adjournments.  Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as: a brokerage firm through which they purchased the shares; a bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the form of proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

If you are a non-registered holder and wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non-objecting beneficial owners".  These securityholder materials are being sent to both registered and non-registered holders.  If you are a non-registered holder, and the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-registered holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares ("Shares").  As at October 12, 2011, there were 38,552,444 Shares issued and outstanding.

The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted by the Management Proxyholders for the nominees of management herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five (5).

The Company is required to have an Audit Committee.  The Company also has a Corporate Governance and Compensation Committee ("CGCC") and a Health, Safety and Environmental Committee.  Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
David G. Watkinson (2) California, USA President, Chief Executive Officer & Director	President, Chief Executive Officer and Director of the Company	Since October 16, 2007	18,800
Sargent H. Berner British Columbia, Canada Non-Executive Chairman, Chief Executive Officer & Director	Businessman; President of Kent Avenue Consulting Ltd.	Since May 30, 1991	43,967
Kenneth R. Yurichuk(2)(3)(4) Ontario, Canada Chief Financial Officer & Director	Partner, Bobot & Yurichuk LLP, Chartered Accountants	Since June 22, 2006	5,000
William J. Witte (2)(3)(4) British Columbia, Canada Director	Businessman and Mining Consultant; President and CEO of Golden Bear Ceramics Company (the Company’s wholly-owned U.S. subsidiary)	Since June 16, 1999	57,504
Stephen J. Wilkinson (3)(4) British Columbia, Canada Director	Chief Executive Officer of ValGold Resources Ltd. Chairman of HMZ Metals Inc.	Since July 25, 2007	200,000

Notes:
(1)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 12, 2011, based upon information publicly available or furnished to the Company by individual directors.  Unless otherwise indicated, such Shares are held directly.

(2)	Member of the Health, Safety & Environmental Committee.
(3)	Member of the Audit Committee.
(4)	Member of the CGCC.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a)
is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)
was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO of such company but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)
is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)
has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Stephen J. Wilkinson is the Chairman and Lead Director of HMZ Metals Inc. ("HMZ"), a metals company listed for trading on CNQ (Canadian National Stock Exchange).  HMZ has been operating under a Management Cease Trade Order announced April 18, 2006, which order was sought by the management of HMZ pursuant to the late filing of financial statements and the discovery of unauthorized transfers of funds by HMZ’s Chinese joint venture partner. In May 2009, the British Columbia Securities Commission (the "BCSC"), the Ontario Securities Commission, the Manitoba Securities Commission and Autorité des marchés financiers issued cease trade orders against HMZ for failing to file audited financial statements for its financial year ended December 31, 2008 and related Management's Discussion and Analysis as required by National Instrument 51-102.

Kenneth R. Yurichuk, Stephen J. Wilkinson, William J. Witte and Sargent H. Berner are directors of ValGold Resources Ltd. ("ValGold").  In November 2008, ValGold determined that it would not be able to make the required filing of its annual audited financial statements for the year ended July 31, 2008 (the "Required Filings"), by the prescribed filing deadline of November 28, 2008, and applied to the BCSC and, on December 9, 2008, was granted a Management Cease Trade Order ("MCTO"), pursuant to National Policy 12-203 Cease Trade Orders for Continuous Disclosure Defaults .

The MCTO prohibited trading in securities of ValGold, whether direct or indirect, by:

1.           ValGold’s Chief Executive Officer;
2.           ValGold’s Chief Financial Officer; and

3.
the members of the Board of Directors of ValGold or other persons or companies who had, or may have had, access directly or indirectly to any material fact or material change with respect to ValGold that has not been generally disclosed.

On January 27, 2009, ValGold completed the Required Filings and on January 28, 2009, the Executive Director of the BCSC ordered that the MCTO be revoked.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer
William J. Witte	Director of ValGold Resources Ltd.
Sargent H. Berner
Director of: Aurizon Mines Ltd., Cream Minerals Ltd., ValGold Resources Ltd., Sultan Minerals Ltd., Enterprise Energy Resources Ltd., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd., Thor Explorations Ltd.

Kenneth R. Yurichuk
Director of:  ValGold Resources Ltd.., Paragon Minerals Corporation, Matrix Corporate Class Funds Ltd.  Director or senior officer of an insider of:  Mavrix Resource Fund 2004 – II Limited Partnership, Mavrix Resource Fund 2004 Limited Partnership and Mavrix Explore 2006 – 1 FT Limited Partnership.

Stephen J. Wilkinson	Director of: ValGold Resources Ltd., Faircourt Resource Fund Limited Partnership, HMZ Metals Inc, Gran Colombia Gold Corp.
David G. Watkinson	None

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation and Corporate Governance Committee (the "Compensation Committee") of the Board is responsible for adopting appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Company's executive officers.  The Compensation Committee aims to ensure that total compensation paid to all NEOs is fair and reasonable and is consistent with the Company's compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors and granting stock options to the directors, officers and employees of, and consultants to, the Company pursuant to the Company's stock option plan (the "Plan").

The independent members of the Compensation Committee are Stephen J. Wilkinson (Chair),  Kenneth Yurichuk and William Witte.  The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

Philosophy

The philosophy of the Company in determining compensation is that the compensation should:  (i) reflect the Company's current state of development; (ii) reflect the Company's performance; (iii) reflect individual performance; (iv) align the interests of executives with those of the shareholders; (v) assist the Company in retaining key individuals; and (vi) reflect the Company's overall financial status.

Compensation Components

The compensation of the NEOs comprises primarily:  (i) base salary; and (ii) long-term incentive in the form of stock options granted in accordance with the Plan.

In establishing levels of compensation and granting stock options, the comparable levels of remuneration paid to NEOs of other companies of comparable size and development within the mining exploration and development industry are considered. In establishing NEO remuneration and the granting of stock options, the Company identified three companies which would comprise the benchmark group, consisting of companies about which the Company was knowledgeable, so as to more accurately assess the components of the benchmark in relation to such companies.  The components of the benchmark are: market capitalization; number of properties owned or optioned; property activity levels; number of jurisdictions in which the Company is operating; number of employees; condition of balance sheets; compensation and option plans; and planned activities for calendar 2011-2012.  The companies in the benchmark group are at similar stages of development as the Company, and with exploration plans of a similar magnitude in 2011 as those of the Company.  The companies in the benchmark group are Sultan Minerals Inc., Acrex Ventures Ltd. and ValGold Resources Ltd.

The Compensation Committee also relies on the experience of its members as officers and directors of other companies in similar lines of business as the Company in assessing compensation levels.  Certain of these other companies are identified in Schedule "A" of this Information Circular.  The purpose of this process is to:

●	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
●	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and
●	establish a basis for developing salary adjustments and short-term and long-term incentive awards for approval of the Compensation Committee.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the independent directors consider the Company's performance and determine compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the independent directors approve the salary ranges for the NEOs.  The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.  The Compensation Committee, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Stock Option Plan

The Board implemented a stock option plan (the "Plan") effective April 29, 2005, which was approved by the TSX Venture Exchange ("Exchange") and the shareholders of the Company and ratified by shareholders at the Company's 2010 Annual General Meeting.  The number of Shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding Shares at the time of the grant.  In addition, the number of Shares which may be reserved for issuance to any one individual may not exceed 5% of the issued Shares on a yearly basis or 2% if the Optionee (as defined below) is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Options are exercisable over periods of up to five years as determined by the Board and are required to have an exercise price no less than the closing market price of the Company’s Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the Plan, the Board may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion.  The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

All options granted to NEOs are recommended by the Compensation Committee and approved by the Board.  In monitoring option grants, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.  The Compensation Committee also takes in to account previous grants of options-based awards when considering new grants.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations subject to, and in accordance with, the provision of the Plan:

●	the exercise price for each option granted;
●	the date on which each option is granted;
●	the vesting terms for each option; and
●	the other material terms and conditions of each option grant.

Option-based awards

The Plan has been and will be used to provide stock options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the Exchange, and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company, including option-based awards.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6, Statement of Executive Compensation, which came into force on December 31, 2008 ("Form 51-102F6")) sets forth all direct and indirect compensation for or in connection with services in all capacities to the Company and any of its subsidiaries for the three most recently completed financial years of the Company (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and the Chief Financial Officer), as at December 31, 2010 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officers" or "NEOs").

					Non-Equity Incentive Plan Compensation(3) ($)
Name and Principal Position Held	Year	Salary(1) ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Annual Incentive Plans	Long-Term Incentive Plans	Pension Value ($)	All Other Compensation(3) ($)	Total Compensation(4) ($)
Sargent H. Berner Chairman and –CEO (5)(6)	2010	NIL	NIL	37,863	NIL	NIL	NIL	20,775	58,863
	2009	NIL	NIL	NIL	NIL	NIL	NIL	52,953	52,953
Kenneth R. Yurichuk (8) Chief Financial Officer and Co-Chairman (9)	2010	NIL	NIL	47,220	NIL	NIL	NIL	47,988	95,208
	2009	NIL	NIL	NIL	NIL	NIL	NIL	52,964	52,964
Jonathan L. Fogg (7) Chief Financial Officer	2009	14,739	NIL	NIL	NIL	NIL	NIL	NIL	14,739
David G. Watkinson President & CEO	2010	185,000	NIL	119,194	NIL	NIL	NIL	22,374	$326,568
	2009	185,000	NIL	NIL	NIL	NIL	NIL	22,374)	207,374 (10)

Notes:
(1)	Includes the dollar value of cash and non cash base salary earned during a financial year covered.
(2)
Grant date fair value based on Black-Scholes-Merton model and the following assumptions: Expected volatility: 112.3%, Expected life: 3.8 years; Risk free rate: 2.2%; Weighted average fair  value : $0.18 (all in Canadian dollars).

(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEOs.
(4)	These amounts include all amounts set out in table from for each NEO.
(5)	Consulting fees were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Mr. Berner. The amount shown as earned in 2010 is accrued and has not been paid.
(6)	Mr. Berner resigned as CEO in May 2010 and he was appointed Non-Executive Chairman in May 2010.
(7)	Mr. Fogg was appointed as the Company’s CFO effective April 7, 2008 and resigned as the Company’s CFO in February 2009. Mr. Yurichuk was appointed as the Company CFO in February 2009.
(8)	Consulting fees were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Mr. Yurichuk. The amount shown as earned in 2010 is accrued and has not been paid.
(9)	Mr. Yurichuk was Co-Chairman of the Board to February 2009.
(10)	Of the total salary, $185,000 was accrued to David G. Watkinson for services as President and CEO for the year ended December 31, 2010, and was unpaid at December 31, 2010.
(11)	In Canadian Dollars.

Emgold and its subsidiaries have a consulting contract with Kenneth Yurichuk, CFO, through 759924 Ontario Ltd..    Consulting fees due to 759924 Ontario Ltd. in the amount of $19,180 were accrued for the year ending December 31, 2010. Compensation due to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner in the amount of $82,687 remain unpaid and were accrued for the year ending December 31, 2010.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

The Company does not have any incentive plans pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officers, nor any share-based award plan under which equity-based instruments that do not have option-like features can be issued.

The Company has the Plan, pursuant to which stock options may be granted to officers, directors, employees and service providers of the Company.  See "Stock Option Plan" above.

Outstanding Option-Based Awards

The following table sets forth option-based awards made to each of the Named Executive Officers and outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards (2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Sargent H. Berner	6,500	0.175	12-Oct-2011	NIL	N/A	N/A
	18,000	0.175	19-Nov-2013	NIL	N/A	N/A
	15,000	0.175	12-July-2014	NIL	N/A	N/A
	150,000	0.175	11-Dec-2012	NIL	N/A	N/A
	93,333	0.25	17-Mar-15	NIL	N/A	N/A
	100,000	0.25	8-Dec-15	NIL	N/A	N/A
Kenneth R. Yurichuk	15,000	0.175	22-Nov-2011	NIL	N/A	N/A
	150,000	0.175	11-Dec-2012	NIL	N/A	N/A
	93,333	0.25	17-Mar-15	NIL	N/A	N/A
	100,000	0.25	8-Dec-15	NIL	N/A	N/A
David G. Watkinson	15,000	0.175	22-Nov-2011	NIL	N/A	N/A
	100,000	0.175	11-Dec-2012	NIL	N/A	N/A
	50,000	0.175	12-May-2013	NIL	N/A	N/A
	93.333	0.25	17-Mar-15	NIL	N/A	N/A
	600,000	0.25	8-Dec-15	NIL	N/A	N/A
Jonathan L. Fogg	NIL	N/A	N/A	N/A	N/A	N/A
Notes:

(1)	The closing market price of the Company’s shares on the TSX Venture Exchange was Cdn$0.26 per share on December 31, 2010.

(2)	The Company does not have Incentive Plan Awards other than option-based awards.

Value Vested Or Earned During The Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2010, for each NEO:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Sargent H. Berner	37,863	N/A	N/A
Kenneth R. Yurichuk	47,220	N/A	N/A
Jonathan L. Fogg	NIL (2)	N/A	N/A
David G. Watkinson	127,630 (2)	N/A	N/A
Notes:

The Company does not have Incentive Plan Awards in place other than option-based awards.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company does not have in place with its directors and officers agreements that provide for payment of severance in lieu of notice in the event of termination or deemed termination or failure to renew their respective employment contracts except as described below.

The contract of David G. Watkinson, entered into with between Mr. Watkinson and the Company's wholly-owned subsidiary, Idaho-Maryland Mining Corporation, provides for payment to Mr. Watkinson of a minimum severance allowance equivalent to six (6) month’s salary in the event of termination by the Company.  Additionally, the contract provides for payment to Mr. Watkinson of a severance allowance equivalent to a minimum of six (6) month’s salary in the event of an acquisition or takeover by another company or other form of transaction.

In the year ended December 31, 2010, $136,396 (2009 - $141,356; 2008 - $374,520) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum at that time and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has continued to provide services.  A recovery of $77,045 was recorded in 2009.  At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a credit in the statement of operations.

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.  This is subject to recommendation by the Compensation and Corporate Governance committee.  As indicated herein, the Chief Executive Officer and Chief Financial Officer who also serve as directors of the Company received compensation for their services through consulting contracts.  In addition, the independent director, Stephen J. Wilkinson receives Cdn$10,000 as quarterly compensation.

During the year ended December 31, 2010 directors’ fees totalling $NIL (2009 – $52,424; 2008 – $74,242) were also paid or are accrued and payable to the independent director of the Company which were included in salaries and benefits.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned (Cdn$)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total (Cdn$)
William J. Witte	NIL	NIL	45,408	NIL	NIL	NIL	45,408
Stephen J. Wilkinson	NIL	NIL	42,377	NIL	NIL	NIL	42,377(1)

Incentive Plan Awards - Outstanding Option-Based Awards

The Company does not have an incentive plan pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded to directors.

The Company's Plan provides for the granting of incentive stock options to the officers, employees and directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.  See "Stock Option Plan" above.

The following table sets out all option-based awards outstanding to directors who are not also Named Executive Officers as at the end of the last financial year, including awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
William J. Witte	10,000	0.175	12-Oct-2011	NIL	N/A	N/A
	60,000	0.175	19-Nov-2013
	20,000	0.175	12-July-2014
	25,000	0.175	11-Dec-2012
	93,333	0.25	17-Mar-2015
	100,000	0.25	8-Dec-2015
Stephen J. Wilkinson	5,000	0.175	19-Nov-2013	NIL	N/A	N/A
	1,000	0.175	12-July-2014
	100,000	0.175	11-Dec-2012
	93,333	0.25	17-Mar-2015
	100,000	0.25	8-Dec-2015
Notes:
(1)	The closing market price of the Company’s shares on the TSX Venture Exchange was $0.26 per share on December 31, 2010.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards - Value Vested Or Earned During The Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2010, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
William J. Witte	45,408 (2)(3)	N/A	N/A
Stephen J. Wilkinson	42,377 (2)(3)	N/A	N/A

Notes:

(1)
The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	Under the terms of the Company’s stock option plan, all options vest upon the grant date.

(3)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	3,113,998	$0.36	741,246
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	3,113,998		741,246

Notes:

(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at December 31, 2010.

At December 31, 2010, a total of 3,855.244 shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 3,113,998 were outstanding under the plan at December 31, 2010.

During the year ended December 31, 2010, 10,000 stock options with an exercise price of Cdn$3.60 expired, unexercised and 243,250 stock options, with an average exercise price of Cdn$5.55 were forfeited.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at October 12, 2011, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries, or which indebtedness is owing to another entity and is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)	is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)
is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company, and no associate or affiliate of such persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia  V6C 3S7, are the auditors of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Company to hold office for the ensuing year at remuneration to be fixed by the directors.

AUDIT COMMITTEE

The Audit Committee Charter

Mandate

The primary function of the Company's audit committee (the "Audit Committee") is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels.  The Audit Committee's primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

•	Review and appraise the performance of the Company's external auditors.

•	Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise.  All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Audit Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting.  Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Audit Committee will meet at least annually with the CFO and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a)           Review and update this Charter annually.

(b)
Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board and the Audit Committee as representatives of the shareholders of the Company.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.
the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.
such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee's first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)	Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Stephen J. Wilkinson	Independent(1)	Financially Literate(1)
Kenneth R. Yurichuk	Not Independent (1)	Financially Literate(1)
William J. Witte	Not Independent(1)	Financially Literate(1)

(1)	As defined by National Instrument 52-110 ("NI 52-110").

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Company to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting, are as follows:

Stephen J. Wilkinson is President and Chief Executive Officer of ValGold Resources Ltd.  Mr. Wilkinson was President, Chief Executive Officer and Director of Northern Orion Explorations Ltd. during its successful restructuring over the period from 1999 to 2002 and from 1996 to 1999, he was the Vancouver based mining analyst for RBC Dominion Securities Inc., responsible for small capitalization and gold and base metal companies.  Mr. Wilkinson holds an MBA from Clarkson University, Potsdam New York, a M.Sc. (Geology) from Carleton University and B.Sc. (Geology) from the University of Western Ontario.

Kenneth R. Yurichuk is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto.  Mr. Yurichuk has been in public practice for over 30 years and has served as both director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing.  In addition, Mr. Yurichuk is a director of Mavrix Fund Management Inc. and served as a director and officer of the General Partners for several Contrarian Resource Fund Limited Partnerships and Mavrix Fund Limited Partnerships. Mr. Yurichuk holds a Bachelor of Commerce degree as well as the CA designation. He provides consulting services through his company 759924 Ontario Ltd., a private company.

William (Bill) J. Witte, P.Eng, Director, has been an officer and director of the Company since June 1999.  From 1995 to joining the Company in 1999, Mr. Witte was self-employed.  From 1992 to 1995 he was an engineering manager and project manager, with Fluor Daniel Wright Inc.  Mr. Witte has more than 30 years of mining, engineering, business, and entrepreneurial experience.  He holds degrees in both Civil (University of Nevada, Reno 1976) and Mechanical Engineering (University of Arizona 1978), and is a registered Professional Engineer in the Province of British Columbia.  His mining and engineering experience covers not only all aspects of mine exploration, process research and development, and operations, but also engineering, construction and corporate management.  Mr. Witte has been responsible for various aspects of the financing, construction, design and operation of over 200 mining and technology projects around the world.  He also serves as an officer and director of private companies and not-for-profit foundations and community organizations.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of  non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services:

	Years ended December 31,
Services:	2010 (Cdn$)	2009 (Cdn$)
Audit Fees	71,000	$66,001
Audit-Related Fee (1)	--	7,198
Tax Fees	--	10,450
All Other Fees (2)	--	943
Total Fees	$71,000	$84,592

(1)	“Audit-Related Fee” includes services that are traditionally performed by the auditor.
(2)	Canadian Public Accounting Board fees.

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each committee of the Board is set out below.

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.  National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of five directors, one of whom is independent based upon the tests for independence set forth in National Instrument 52-110 ("NI 52-110").  Stephen J. Wilkinson is independent.  William J. Witte is not independent as he is an officer of a wholly owned subsidiary of the Company.  Sargent H. Berner, Kenneth R. Yurichuk and David G. Watkinson are not independent as they are also officers of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company, on an annual basis directly to the independent director without the presence of non-independent directors.  The Board has appointed Stephen J. Wilkinson as Chairman of the CGCC to assist the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Participation of Directors in Board Meetings

In the year ended December 31, 2010, three (3) Board meetings were held.  The attendance record of each director at the Board meetings held in 2010 is as follows:

Name of Director	No. of Board Meetings
William J. Witte	3
Sargent H. Berner	3
Kenneth R. Yurichuk	2
David G. Watkinson	3
Stephen J. Wilkinson	3

Board Mandate

The Board has adopted a Board of Directors Mandate, the text of which is attached as Schedule "A" to this Information Circular.

Position Descriptions

The Board has adopted position descriptions for the Chair of the Board the CEO and for the chairs of each of its committees.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.	a Board Manual which provides information respecting the functioning of the Board, committees and copies of the Company's corporate governance policies;

2.	access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;

3.	access to management and technical experts and consultants; and

4.	information regarding a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct (the "Code") that is currently under revision and will be posted on its website at www.emgold.com and under the Company's profile at www.sedar.com.  The Board has instructed its management to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee.  The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code.  The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The members of the CGCC are Stephen J. Wilkinson, Kenneth R. Yurichuk and William J. Witte.  The CGCC has responsibility for identifying potential Board candidates.  The CGCC assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The Compensation Committee has responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mining industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.  To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Compensation Committee on its assessment of the functioning of the Board and reports from each of the Compensation Committee and Audit Committee respecting its own effectiveness.  As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Compensation Committee

Members of the Corporate Governance Committee are Messrs. Wilkinson, Yurichuk and Witte.  The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, and appropriate candidates for nomination to the board and for evaluating the performance of the board.

Environmental, Health and Safety Committee

Emgold’s Board of Directors has an Environmental, Health and Safety Committee (“EHS Committee”) responsible for monitoring and reviewing environmental, safety and health policies and programs.  Occupational health and safety and responsible environmental stewardship is recognized by Emgold as among the highest corporate priorities at all stages of our activities.  The members of the EHS Committee work with management on a regular basis to provide guidance and input to insure both short and long term planning, development and compliance with the Company’s policies. The members of the EHS Committee are William J. Witte, David G. Watkinson and Kenneth R. Yurichuk.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)	Approval and Ratification of 10% Rolling Stock Option Plan

The Board implemented a stock option plan (the "Plan") effective April 29, 2005, which was approved by the Exchange and the shareholders of the Company and ratified yearly by shareholders at the Company's annual general meetings.  The number of Shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding Shares at the time of the grant.  In addition, the number of Shares which may be reserved for issuance to any one individual may not exceed 5% of the issued Shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"BE IT RESOLVED that the Company approve and ratify the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis."

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive for performance, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to five years as determined by the Board and are required to have an exercise price no less than the closing market price of the Company’s Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the Plan, the Board may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion.  The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan will be available for review at the Meeting and a copy may be obtained by request prior to the Meeting from the Corporate Secretary at (604) 687-4622.

The resolution requires the affirmative vote of a simple majority of votes cast on the resolution at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at 604-687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR and available at www.sedar.com.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 12th day of October, 2011.

APPROVED BY THE BOARD OF DIRECTORS

"David Watkinson"
DAVID WATKINSON
President, CEO and Director

Schedule "A"

BOARD OF DIRECTORS MANDATE

(1)           Board’s Purpose

The duties and responsibilities of directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors.  The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

directors are accountable to the shareholders of the Company.

(2)           Board’s Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans.  Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.  The Board’s strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to:  plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements.  The Board reviews financial performance quarterly.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

(3)           Composition

To the extent applicable, the Board of Directors shall be comprised with a majority of individuals who qualify as "unrelated" directors.

In deciding whether a particular director is a "related director" or an "unrelated director", the Board of Directors shall examine the factual circumstances of each director and consider them in the context of factors considered to be relevant.

Under the Exchange Guidelines, an "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Under the Exchange Guidelines, a "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.  The Board considers that it is constituted with an appropriate number of directors who are not related to either the corporation or a significant shareholder.

(4)           Independence from Management

All committees of the Board shall be made up of a majority of non-management directors.

The Company’s CGCC and Audit Committees are authorized to approve, in circumstances that they consider appropriate, the engagement of outside advisers at the Company’s expense.

(5)           Specific Responsibilities and Duties

The Board’s mandate includes the following duties and responsibilities:

(a)	Reviewing and approving any proposed changes to the Company’s memorandum or articles.

(b)
Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

(c)	Approving payment of distributions to shareholders.

(d)	Approving any offerings, issuances or repurchases of share capital or other securities.

(e)	Approving the establishment of credit facilities and any other long-term commitments.

(f)	Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or officer.

(g)	Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

(h)	Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

(i)	Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

(j)	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

(k)	Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

(l)	Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.

(m)	Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

(n)	Approving the Company’s code of business ethics, which includes a communications policy for the Company, and monitoring its application.

(o)	Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

(p)	Arranging formal orientation programs for new directors, where appropriate.

(6)           Directors’ Remuneration and Expenses

The directors’ remuneration is fixed by the Board upon the recommendation of the CGCC.  The directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as directors.

(7)           Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

(a)           Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine.  Any director may call a meeting of the Board at any time.

(b)           Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages.  A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where applicable legislation requires such purpose or business to be specified.

(c)           Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

(d)           Chairman

The Chairman of the Board and the Lead Director, if any, shall be elected annually at the first meeting of the directors following the shareholders meeting.

(e)           Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

(f)           Order of Business

The Board shall endeavour to conduct its business effectively and efficiently.  Accordingly, it shall be normal procedure to provide directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

(g)           Board meetings shall normally proceed as follows:

•	Review and approval of the minutes of the preceding meeting;

•	Business arising from the previous minutes;

•	Reports of committees;

•	President’s report, financial and operational reports;

•	Other business;

•	Setting the date and time of the next meeting; and

•	Adjournment

(h)           Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting.  Minutes of the committees meetings will be given to each Board member.

(8)           Lead Director

The Board may designate an outside, unrelated director to serve as "Lead Director" with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

This Board of Directors Mandate was adopted by the Board of Directors of Emgold Mining Corporation effective September 1, 2005.

MANDATE OF THE LEAD DIRECTOR

(1)
The Board may designate an outside, unrelated director to serve as "Lead Director" with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

(2)	Specific Role and Responsibility:

(a)
Ensure that the Board works as a cohesive team under his/her leadership and that Board meetings are conducted in such a manner that facilitates the exchange of constructive and objective points of view, and encourages all directors to participate in such a way that is conducive to good decision-making.

(b)	Ensure that the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements.

(c)
Reviews the Board meeting agendas to ensure that matters are brought up in a timely fashion, and that they are documented in a manner that allows the making of well informed decisions and provide input to the Chairman on the preparation of agendas for Board and committee meetings.

(d)
Ensure that a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board, to assess the effectiveness of the overall Board, its committees, and individual directors on a regular basis.  Consult with the Chairman and the Board on the effectiveness of Board Committees.

(e)	Ensure delegated committee functions are carried out and reported to the Board.

(f)	Ensure that independent directors have adequate opportunities to meet to discuss issues without Management present.

(g)	Chair Board meetings when appropriate or when the Chairman is not in attendance.

(h)
Communicate to management, as appropriate, the results of private discussions among outside directors and ensure that the expectations of the Board towards management and those of management towards the Board are clearly expressed in a respectful and constructive manner.

(i)
Oversee the evaluation of the performance of the President and CEO, the CFO and other senior executives or officers, and assume the responsibility of executing a potential decision of the Board to dismiss the President and CEO.

(j)	Oversee the Board’s obligation to discharge all its fiduciary obligations and that the Company implements its code of ethics.

This Mandate of the Lead Director was ratified and approved by the Board of Directors of Emgold Mining Corporation effective September 1, 2005.